MIDSOUTH BANCORP, INC.
102 VERSAILLES BOULEVARD
Lafayette, Louisiana 70501

August 27, 2015

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Joshua Samples

Re:    MidSouth Bancorp, Inc.
Registration Statement on Form S-3, as amended
File No. 333-206488

Dear Mr. Samples:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, MidSouth Bancorp, Inc. (the “Company”) respectfully requests that the effective date of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission (the “Commission”) to September 1, 2015 at 4:00 p.m. Eastern Time, or as soon as practicable thereafter. The Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and
Exchange Commission

Please notify our attorney, Brad R. Resweber of Troutman Sanders LLP, by phone at (404) 885-3132 of the date and time that the Registration Statement has been declared effective.

Very truly yours,

MIDSOUTH BANCORP, INC.

By:    /s/ Teri S. Stelly
Teri S. Stelly
Controller

cc:    Brad R. Resweber, Troutman Sanders LLP